SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 55)

Cablevision Systems Corporation
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

                                                                                                                  __12686C109_______
(CUSIP Number)

David Goldman
GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

___________________March 7, 2016_______________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  .

CUSIP No. 12686C109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Funds, LLC I.D. No. 13-4044523
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 3,935,250 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 3,935,250 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 3,935,250 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 1.77%
14	Type of reporting person (SEE INSTRUCTIONS) IA

CUSIP No. 12686C109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Asset Management Inc. I.D. No. 13-4044521
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 7,553,247 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 7,936,047 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 7,936,047 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 3.57%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 12686C109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Securities, Inc. I.D. No. 13-3379374
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Client funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 796,155 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 796,155 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 796,155 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.36%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO, IA

CUSIP No. 12686C109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) MJG Associates, Inc. I.D. No. 06-1304269
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Client Funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Connecticut
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 3,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 3,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 3,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) CO

CUSIP No. 12686C109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) MJG-IV Limited Partnership I.D. No. 13-3191826
Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) PF
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 43,500 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 43,500 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 43,500 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.02%
14	Type of reporting person (SEE INSTRUCTIONS) PN

CUSIP No. 12686C109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GGCP, Inc. I.D. No. 13-3056041
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Wyoming
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 158,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 158,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 158,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.07%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 12686C109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Investors, Inc. I.D. No. 13-4007862
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 16,699 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 16,699 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 16,699 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.01%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 12686C109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Associated Capital Group, Inc. I.D. No. 47-3965991
Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) None
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power None (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 12686C109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Mario J. Gabelli
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of private entities
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization USA
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 161,600 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 161,600 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 161,600 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.07%
14	Type of reporting person (SEE INSTRUCTIONS) IN

Item 1.                                        Security and Issuer
This Amendment No. 55 to Schedule 13D on the Cablevision NY Group Class A Common Stock of Cablevision Systems Corporation (the "Issuer") is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the "Schedule 13D") which was originally filed on December 11, 1995.   Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth the Schedule 13D.

Item 2.                                        Identity and Background
Item 2 to Schedule 13D is amended, in pertinent part, as follows:
This statement is being filed by Mario J. Gabelli ("Mario Gabelli") and various entities which he directly or indirectly controls or for which he acts as chief investment officer.  These entities, except for LICT Corporation ("LICT), CIBL, Inc. ("CIBL") and ICTC Group, Inc. ("ICTC"), engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, and as general partner or the equivalent of various private investment partnerships or private funds.  Certain of these entities may also make investments for their own accounts.
The foregoing persons in the aggregate often own beneficially more than 5% of a class of equity securities of a particular issuer.  Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive.  In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.
(a), (b) and (c) - This statement is being filed by one or more of the following persons: GGCP, Inc.  ("GGCP"), GGCP Holdings LLC ("GGCP Holdings"), GAMCO Investors, Inc. ("GBL"), Associated Capital Group, Inc. ("AC"), Gabelli Funds, LLC ("Gabelli Funds"), GAMCO Asset Management Inc. ("GAMCO"), Teton Advisors, Inc. ("Teton Advisors"), Gabelli Securities, Inc. ("GSI"), G.research, LLC ("G.research"), MJG Associates, Inc. ("MJG Associates"), Gabelli Foundation, Inc. ("Foundation"), MJG-IV Limited Partnership ("MJG-IV"),  Mario Gabelli, LICT, CIBL and ICTC.  Those of the foregoing persons signing this Schedule 13D are hereinafter referred to as the "Reporting Persons".
GGCP makes investments for its own account and is the manager and a member of GGCP Holdings which is the controlling shareholder of GBL and AC.  GBL, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including certain of those named below.  AC, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including certain of those listed below.
GAMCO, a wholly-owned subsidiary of GBL, is an investment adviser registered under the Investment Advisers Act of 1940, as amended ("Advisers Act").  GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.
GSI, a majority-owned subsidiary of AC, is an investment adviser registered under the Advisers Act and serves as a general partner or investment manager to limited partnerships and offshore investment companies and other accounts.  As a part of its business, GSI may purchase or sell securities for its own account.  GSI is a general partner or investment manager of a number of funds or partnerships, including Gabelli Associates Fund, L.P., Gabelli Associates Fund II, L.P., Gabelli Associates Limited, Gabelli Associates Limited II E, ALCE Partners, L.P., Gabelli Capital Structure Arbitrage Fund LP, Gabelli Capital Structure Arbitrage Fund Limited, Gabelli Intermediate Credit Fund L.P., Gabelli Japanese Value Partners L.P., GAMA Select Energy + L.P., GAMCO Medical Opportunities L.P., GAMCO Long/Short Equity Fund, L.P., Gabelli Multimedia Partners, L.P, Gabelli International Gold Fund Limited and Gabelli Green Long/Short Fund, L.P.
G.research, a wholly-owned subsidiary of GSI, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended ("1934 Act"), which as a part of its business regularly purchases and sells securities for its own account.
Gabelli Funds, a wholly owned subsidiary of GBL, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers Act which provides advisory services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The GAMCO Growth Fund, The Gabelli Convertible and Income Securities Fund Inc., The Gabelli Value 25 Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The GAMCO Global Telecommunications Fund, The Gabelli Gold Fund, Inc., The Gabelli Multimedia Trust Inc., The Gabelli Global Rising Income & Dividend Fund, The Gabelli Capital Asset Fund, The GAMCO International Growth Fund, Inc., The GAMCO Global Growth Fund, The Gabelli Utility Trust, The GAMCO Global Opportunity Fund, The Gabelli Utilities Fund, The Gabelli Dividend Growth Fund, The GAMCO Mathers Fund, The Gabelli Focus Five Fund, The Comstock Capital Value Fund, The Gabelli Dividend and Income Trust, The Gabelli Global Utility & Income Trust, The GAMCO Global Gold, Natural Resources, & Income Trust, The GAMCO Natural Resources Gold & Income Trust, The GDL Fund, Gabelli Enterprise Mergers & Acquisitions Fund, The Gabelli SRI Fund, Inc., The Gabelli Healthcare & Wellness Rx Trust, The Gabelli Global Small and Mid Cap Value Trust, Gabelli Value Plus+ Trust, Bancroft Fund Ltd. and Ellsworth Growth & Income Fund Ltd. (collectively, the "Funds"), which are registered investment companies.  Gabelli Funds is also the investment adviser to The GAMCO International SICAV (sub-funds GAMCO Merger Arbitrage and GAMCO All Cap Value), a UCITS III vehicle.
Teton Advisors, an investment adviser registered under the Advisers Act, provides discretionary advisory services to The TETON Westwood Mighty Mitessm Fund, The TETON Westwood Income Fund, The TETON Westwood SmallCap Equity Fund, and The TETON Westwood Mid-Cap Equity Fund.
MJG Associates provides advisory services to private investment partnerships and offshore funds.  Mario Gabelli is the sole shareholder, director and employee of MJG Associates.   MJG Associates is the Investment Manager of Gabelli International Limited and Gabelli Fund, LDC.  Mario J. Gabelli is the general partner of Gabelli Performance Partnership, LP.
The Foundation is a private foundation.  Mario Gabelli is the Chairman, a Trustee and the Investment Manager of the Foundation. Elisa M. Wilson is the President of the Foundation.
LICT is a holding company with operating subsidiaries engaged primarily in the rural telephone industry. LICT actively pursues new business ventures and acquisitions. LICT makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, or trading in securities. Mario J. Gabelli is a director, and substantial shareholder of LICT.
ICTC is a holding company with subsidiaries in voice, broadband and other telecommunications services, primarily in the rural telephone industry. ICTC makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, or trading in securities. Mario J. Gabelli is a director, and substantial shareholder of ICTC.
CIBL is a holding company with interests in telecommunications operations, primarily in the rural telephone industry. CIBL actively pursues new business ventures and acquisitions. CIBL makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, or trading in securities. Mario J. Gabelli is a director, and substantial shareholder of CIBL.
Mario Gabelli is the controlling stockholder, Chief Executive Officer and a director of GGCP and Chairman and Chief Executive Officer of GBL. He is the Executive Chairman and Chief Executive Officer of AC.  Mario Gabelli is also a member of GGCP Holdings. Mario Gabelli is the controlling shareholder of Teton.
                             MJG-IV is a family partnership in which Mario Gabelli is the general partner.  Mario Gabelli has less than a 100% interest in MJG-IV.  MJG-IV makes investments for its own account.  Mario Gabelli disclaims ownership of the securities held by MJG-IV beyond his pecuniary interest.
The Reporting Persons do not admit that they constitute a group.
GAMCO and G.research are New York corporations and GBL, AC, GSI, and Teton Advisors are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580. GGCP is a Wyoming corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.   GGCP Holdings is a Delaware limited liability corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.  Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580.  MJG Associates is a Connecticut corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.  The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501.  LICT is a Delaware corporation having its principal place of business as 401 Theodore Fremd Avenue, Rye, New York 10580. CIBL, Inc. is a Delaware corporation having its principal place of business as 165 West Liberty Street, Suite 220, Reno, NV 89501.  ICTC Group Inc. is a Delaware corporation having its principal place of business as 556 Main Street, Nome, North Dakota 58062.
For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, "Covered Persons"), reference is made to Schedule I annexed hereto and incorporated herein by reference.
(d) – Not applicable.
(e) – Not applicable.
                          (f) – Reference is made to Schedule I hereto.

Item 5.                                        Interest In Securities Of The Issuer
Item 5 to Schedule 13D is amended, in pertinent part, as follows:
(a) The aggregate number of Securities to which this Schedule 13D relates is 13,050,251 shares, representing 5.86% of the 222,521,967 shares outstanding as reported in the Issuer's most recently filed Form 10-K for the fiscal year ended December 31, 2015.  The Reporting Persons beneficially own those Securities as follows:
Name	Shares of Common Stock	% of Class of Common
Gabelli Funds	3,935,250	1.77%
GAMCO	7,936,047	3.57%
MJG-IV	43,500	0.02%
GGCP	158,000	0.07%
MJG Associates	3,000	0.00%
GSI	796,155	0.36%
Mario Gabelli	161,600	0.07%
GBL	16,699	0.01%

Mario Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons. GSI is deemed to have beneficial ownership of the Securities beneficially owned by G.research.  AC, GBL and GGCP are deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons other than Mario Gabelli and the Foundation.
(b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) GAMCO does not have the authority to vote 382,800 of the reported shares, (ii) Gabelli Funds has sole dispositive and voting power with respect to the shares of the Issuer held by the Funds so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer and, in that event, the Proxy Voting Committee of each Fund shall respectively vote that Fund's shares, (iii) at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special  circumstances such as regulatory considerations, and (iv) the power of Mario Gabelli, AC, GBL, and GGCP is indirect with respect to Securities beneficially owned directly by other Reporting Persons.
(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.
(e) Not applicable.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:            March 8, 2016

GGCP, INC.
MARIO J. GABELLI
MJG-IV LIMITED PARTNERSHIP
MJG ASSOCIATES, INC.

By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
     Attorney-in-Fact

ASSOCIATED CAPITAL GROUP, INC.

By:/s/ Kevin Handwerker
     Kevin Handwerker
                General Counsel & Secretary – Associated Capital Group, Inc.

GAMCO ASSET MANAGEMENT INC.
  GAMCO INVESTORS, INC.
GABELLI SECURITIES, INC.
GABELLI FUNDS, LLC

By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
                    President & Chief Operating Officer – GAMCO Investors, Inc.
      President – GAMCO Asset Management Inc.
      President – Gabelli Securities, Inc.
                                                                                                        President & Chief Operating Officer of the sole member of
Gabelli Funds, LLC

Schedule I
     Information with Respect to Executive
Officers and Directors of the Undersigned
Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.  Unless otherwise specified, the principal employer of each such individual is GAMCO Asset Management Inc., Gabelli Funds, LLC, Gabelli Securities, Inc., G.research, Inc., Teton Advisors, Inc., Associated Capital Group, Inc. or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States.  To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) and (e) of this Schedule 13D.

GAMCO Investors, Inc. Directors:
Edwin L. Artzt Raymond C. Avansino Marc Gabelli

Former Chairman and Chief Executive Officer
Procter & Gamble Company
900 Adams Crossing
Cincinnati, OH 45202

Chairman & Chief Executive Officer
E.L. Wiegand Foundation
165 West Liberty Street
Reno, NV 89501

President of Associated Capital Group, Inc.
President and Managing Director of Gabelli Securities, Inc.

Mario J. Gabelli Elisa M. Wilson
Chief Executive Officer and Chief Investment Officer of GGCP, Inc.
Chairman & Chief Executive Officer of GAMCO Investors, Inc.
Executive Chairman & Chief Executive Officer of Associated Capital Group, Inc.
Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Director
c/o GAMCO Investors, Inc.
One Corporate Center
Rye, NY 10580

Eugene R. McGrath	Former Chairman and Chief Executive Officer Consolidated Edison, Inc. 4 Irving Place New York, NY 10003
Robert S. Prather	President & Chief Executive Officer Heartland Media, LLC 1843 West Wesley Road Atlanta, GA 30327
Officers:
Mario J. Gabelli	Chairman and Chief Executive Officer
Douglas R. Jamieson Henry G. Van der Eb Bruce N. Alpert Agnes Mullady Kevin Handwerker	President and Chief Operating Officer Senior Vice President Senior Vice President Senior Vice President Executive Vice President, General Counsel and Secretary

GAMCO Asset Management Inc. Directors:
Douglas R. Jamieson Regina M. Pitaro William S. Selby
Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer – Value Portfolios
Douglas R. Jamieson David Goldman	President, Chief Operating Officer and Managing Director General Counsel, Secretary & Chief Compliance Officer
Gabelli Funds, LLC Officers:
Mario J. Gabelli	Chief Investment Officer – Value Portfolios
Bruce N. Alpert	Executive Vice President and Chief Operating Officer
Agnes Mullady	President and Chief Operating Officer – Open End Fund Division
David Goldman	General Counsel

Gabelli Securities, Inc.
Directors:
Robert W. Blake	President of W. R. Blake & Sons, Inc. 196-20 Northern Boulevard Flushing, NY 11358
Douglas G. DeVivo	Co-Chairman of the Board Alce Partners, L.P. 40 Laburnum Road Atherton, CA 94027
Marc J. Gabelli	Co-Chairman of the Board See above
Douglas R. Jamieson	President
William C. Mattison, Jr.	Former Vice Chairman – Gerard, Klauer Mattison & Co., Inc.

Salvatore F. Sodano	Vice Chairman Chairman and Chief Executive Officer Worldwide Capital Advisory Partners, LLC 520 White Plains Road, Suite 500 Tarrytown, NY 10591

Officers:
Douglas R. Jamieson Diane M. LaPointe Kevin Handwerker David M. Goldman David Fitzgerald	See above Controller Secretary General Counsel & Assistant Secretary Chief Compliance Officer
G.research, LLC Directors:
Daniel M. Miller	Chairman
Cornelius V. McGinity	President
Officers:
Daniel M. Miller	See above
Cornelius V. McGinity	See above
Bruce N. Alpert Diane M. LaPointe Douglas R. Jamieson David M. Goldman Josephine D. LaFauci	Vice President Controller and Financial & Operations Principal Secretary Assistant Secretary Chief Compliance Officer
Gabelli Foundation, Inc. Officers:
Mario J. Gabelli	Chairman, Trustee & Chief Investment Officer
Elisa M. Wilson Marc J. Gabelli Matthew R. Gabelli Michael Gabelli	President Trustee Trustee Trustee
MJG-IV Limited Partnership Officers:
Mario J. Gabelli	General Partner

GGCP, Inc. Directors:
Mario J. Gabelli
Chief Executive Officer and Chief Investment Officer of GGCP, Inc.
Chairman & Chief Executive Officer of GAMCO Investors, Inc.
Executive Chairman & Chief Executive Officer of Associated Capital Group, Inc.
Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Marc J. Gabelli	President of Associated Capital Group, Inc. President and Managing Director of Gabelli Securities, Inc.
Matthew R. Gabelli	Vice President – Trading G.research, Inc. One Corporate Center Rye, NY 10580
Michael Gabelli	President & COO Gabelli & Partners, LLC One Corporate Center Rye, NY 10580
Frederic V. Salerno	Chairman Former Vice Chairman and Chief Financial Officer Verizon Communications
Vincent S. Tese	Executive Chairman – FCB Financial Corp

Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer
Marc J. Gabelli	President
Silvio A. Berni	Vice President, Assistant Secretary and Controller

GGCP Holdings LLC Members: GGCP, Inc. Mario J. Gabelli	Manager and Member Member

Teton Advisors, Inc. Directors:
Howard F. Ward Nicholas F. Galluccio Vincent J. Amabile John Tesoro	Chairman of the Board Chief Executive Officer and President
Officers:
Howard F. Ward Nicholas F. Galluccio Michael J. Mancuso David Goldman Tiffany Hayden	See above See above Chief Financial Officer General Counsel Secretary

Associated Capital Group, Inc. Directors:
Mario J. Gabelli
Chief Executive Officer and Chief Investment Officer of GGCP, Inc.
Chairman & Chief Executive Officer of GAMCO Investors, Inc.
Executive Chairman & Chief Executive Officer of Associated Capital Group, Inc.
Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Marc J. Gabelli	Chairman of The LGL Group, Inc. 2525 Shader Road Orlando, FL 32804
Richard L. Bready	Former Chairman and Chief Executive Officer Nortek, Inc. 50 Kennedy Plaza Providence, RI 02903
Bruce Lisman	Former Chairman - JP Morgan – global equity division
Daniel R. Lee	Chief Executive Officer Full House Resorts, Inc. 4670 South Ford Apache Road, Suite 190 Las Vegas, NV 89147
Salvatore F. Sodano	Vice Chairman of the Board (see above)
Officers:
Mario J. Gabelli Marc Gabelli Patrick Dennis Kevin Handwerker	Chairman of the Board and Chief Executive Officer President Executive Vice President and Chief Financial Officer Executive Vice President, General Counsel and Secretary

                                SCHEDULE II
                            INFORMATION WITH RESPECT TO
                 TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
                 SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)
                                   SHARES PURCHASED        AVERAGE
                        DATE            SOLD(-)             PRICE(2)

 COMMON STOCK-CABLEVISION SYSTEMS CORP.

          GABELLI FOUNDATION, INC.
                       2/01/16            2,500-           31.7436
          ASSOCIATED CAPITAL GROUP INC.
                       3/04/16            5,000-           33.3400
          MARIO J. GABELLI
                       3/07/16            2,500-           33.1904
                       2/16/16              500-           32.5000
                       2/01/16            4,500-             *DO
                       2/01/16            2,000-           31.7436
          GAMCO INVESTORS, INC.
                       2/24/16              200            32.2362
                       2/23/16              300            32.3109
                       2/12/16              300-           32.3330
                       2/11/16              400            31.9765
                       2/05/16              300            31.7355
                       2/04/16              200            31.8364
                       2/02/16              700            31.8597
                       1/28/16              400-           31.6530
                       1/27/16              999            31.0166
                       1/25/16              200            31.0659
                       1/21/16              200-           31.4512
                       1/20/16              300-           31.2776
                       1/19/16              300-           31.3576
                       1/15/16              500            30.8096
                       1/14/16              200-           31.3345
                       1/13/16              500            30.9371
                       1/11/16              100            30.5695
                       1/08/16            1,000            31.1687
          GAMCO ASSET MANAGEMENT INC.
                       3/07/16           17,000-           33.1783
                       3/07/16           24,050-           33.1902
                       3/07/16           29,000-           33.2357
                       3/04/16            7,500-           33.2503
                       3/04/16            1,500-           33.3001
                       3/04/16           40,315-           33.3345
                       3/04/16            3,000-           33.3502
                       3/03/16            3,800-           33.0645
                       3/03/16           21,300-           33.0936
                       3/03/16              800-           33.0700
                       3/03/16           13,000-           33.0949
                       3/03/16              600-           33.0911
                       3/02/16            1,000            32.7000
                       3/02/16            1,500-           32.6900
                       3/02/16            3,214-           32.7590
                       3/02/16            1,000-           32.8007
                       3/02/16           28,700-           32.8070
                       3/02/16            2,000-           32.8067
                       3/02/16              300-           32.8201
                       3/02/16            4,000-           32.6534
                       3/02/16            1,000-           32.7000
                       3/02/16            1,000-           32.8801
                       3/02/16            1,000-           32.8301
                       3/01/16              900-           32.6810
                       3/01/16            4,100-           32.6855
                       3/01/16              536-             *DO
                       3/01/16            1,000-           32.6933
                       3/01/16           10,800-           32.7392
                       3/01/16           25,947-           32.7131
                       3/01/16              300-           32.6935
                       2/29/16           13,281-           32.5813
                       2/29/16              750            32.6025
                       2/29/16            2,000-           32.5303
                       2/26/16            4,600-           32.6500
                       2/26/16              500-           32.5600
                       2/26/16            9,300-           32.5066
                       2/26/16            8,328-           32.6082
                       2/26/16            2,900-           32.6776
                       2/26/16              250-           32.6942
                       2/25/16              400-           32.4600
                       2/25/16          106,500-           32.4331
                       2/25/16            3,300-           32.4552
                       2/25/16              250-             *DO
                       2/24/16              800-           32.2900
                       2/24/16            6,253-           32.3261
                       2/24/16            2,000-           32.3078
                       2/24/16           10,000-           32.3843
                       2/24/16            2,000-           32.3171
                       2/24/16            4,000-           32.2526
                       2/24/16            1,100            32.2362
                       2/24/16            5,000-           32.3290
                       2/23/16              300-           32.1834
                       2/23/16              300-           32.2100
                       2/23/16              600-           32.3200
                       2/23/16              100-           32.3500
                       2/23/16              250-             *DO
                       2/23/16           20,000-           32.3581
                       2/23/16              778-             *DO
                       2/23/16              250-             *DO
                       2/23/16            3,200            32.3109
                       2/22/16            4,019-           32.5355
                       2/22/16            4,500-           32.4833
                       2/22/16            3,000-           32.5703
                       2/22/16            1,500-           32.5396
                       2/22/16            8,900-           32.5380
                       2/19/16              700-           32.5627
                       2/19/16              700-           32.5471
                       2/19/16            1,000-           32.5533
                       2/19/16            1,000            32.5533
                       2/19/16           15,000-           32.4866
                       2/19/16            1,000-           32.5620
                       2/19/16            1,000-           32.5533
                       2/19/16              300-           32.5400
                       2/19/16            5,200-           32.5266
                       2/19/16            1,000            32.5533
                       2/19/16            2,100-           32.5111
                       2/18/16           23,128-           32.5362
                       2/18/16            1,000-           32.5100
                       2/18/16            1,000-           32.5700
                       2/18/16            1,800-           32.5696
                       2/18/16            2,500-           32.5616
                       2/18/16              300-           32.5615
                       2/18/16            6,000-           32.5181
                       2/18/16            3,900-           32.5224
                       2/17/16            1,000            32.5770
                       2/17/16              500-           32.7750
                       2/17/16           70,372-           32.7988
                       2/17/16            4,525-           32.7213
                       2/17/16              200-           32.7100
                       2/17/16              400-           32.6000
                       2/17/16           13,000-           32.6031
                       2/17/16            1,000-           32.7000
                       2/16/16           12,300-           32.5614
                       2/16/16              500-             *DO
                       2/16/16           50,500-           32.6695
                       2/12/16            2,600-           32.3330
                       2/12/16            2,000-           32.3701
                       2/11/16              855-             *DO
                       2/11/16            3,800            31.9765
                       2/10/16              600-           32.2015
                       2/10/16           13,397-           32.0789
                       2/10/16            3,700-           32.0577
                       2/10/16            8,000-           32.0110
                       2/10/16            1,000-           32.0000
                       2/10/16            4,000-           31.8853
                       2/10/16              800-           32.2592
                       2/09/16           18,000-           31.6488
                       2/09/16            1,025-           31.6505
                       2/08/16              500-           31.6602
                       2/08/16            4,000-           31.6500
                       2/08/16            4,400-           31.6036
                       2/08/16              400-           31.6300
                       2/08/16              600-           31.5525
                       2/08/16            2,200-           31.6000
                       2/05/16              700-           31.7200
                       2/05/16            2,500            31.7355
                       2/05/16            1,400-           31.8000
                       2/04/16            2,000            31.8364
                       2/04/16              500-           32.1200
                       2/04/16              500-           31.8764
                       2/03/16            1,000-           31.7450
                       2/03/16            5,000-           31.7157
                       2/03/16              518-           31.8729
                       2/02/16            5,400            31.8597
                       2/02/16              300-           31.8840
                       2/01/16           23,094-           32.1565
                       1/29/16            2,800-           31.8781
                       1/29/16              200-           31.9200
                       1/28/16            2,600-           31.6530
                       1/28/16            5,000-           31.5460
                       1/28/16            3,000-           31.5274
                       1/28/16            2,500-           31.4900
                       1/27/16            5,725            31.0166
                       1/26/16           12,050-           31.3547
                       1/26/16            2,000-           31.4206
                       1/26/16            1,800-           31.4212
                       1/25/16            7,900-           31.2141
                       1/25/16            1,000-             *DO
                       1/25/16            2,400            31.0659
                       1/22/16            6,906-           31.3838
                       1/22/16            4,000-           31.3333
                       1/22/16           13,600-           31.3514
                       1/21/16            1,000-           31.3200
                       1/21/16              700-             *DO
                       1/21/16            4,800-           31.4929
                       1/21/16            4,000-           31.4168
                       1/21/16            1,000-           31.4512
                       1/20/16            8,000-             *DO
                       1/20/16            2,786-           31.2140
                       1/20/16              500-           31.3100
                       1/20/16              325-             *DO
                       1/20/16            2,100-           31.2776
                       1/19/16            4,500-           31.2824
                       1/19/16              500-           31.1100
                       1/19/16            3,100-           31.3576
                       1/15/16            4,000-           30.6926
                       1/15/16              500-           30.9800
                       1/15/16            6,800            30.8096
                       1/15/16            4,000-           30.9032
                       1/14/16            9,000-           31.0439
                       1/14/16            6,500-           31.0000
                       1/14/16            8,000-           30.9896
                       1/14/16            5,000-           31.3161
                       1/14/16            8,000            30.9896
                       1/14/16              300-           30.8516
                       1/14/16            1,036-           30.8000
                       1/14/16              700-           31.3345
                       1/14/16            8,000-           30.9895
                       1/14/16              500            30.8167
                       1/14/16            3,500-           31.4430
                       1/14/16            1,578-           30.9601
                       1/13/16              400-           31.3350
                       1/13/16            4,382-             *DO
                       1/13/16              800            30.9371
                       1/13/16            2,382-             *DO
                       1/13/16            1,999-             *DO
                       1/13/16            4,000-             *DO
                       1/13/16              600-           30.9524
                       1/13/16            1,366              *DI
                       1/12/16           10,000-           31.1750
                       1/12/16           19,510-           31.2395
                       1/12/16              300-           31.1600
                       1/11/16              700-           31.0143
                       1/11/16            2,000-           30.8025
                       1/11/16              300-           30.5847
                       1/11/16              500-           30.5700
                       1/11/16              250            30.5695
                       1/08/16            3,375-           31.3736
                       1/08/16            4,988-           31.5845
                       1/08/16            2,000-           31.5281
                       1/08/16              200-           31.4450
                       1/08/16            1,000-           31.8401
                       1/08/16              500-           31.4401
                       1/08/16           10,000-           31.2141
                       1/08/16            1,700            31.1687
                       1/08/16              500-           31.4200
                       1/08/16            1,000-           31.4100
          GABELLI SECURITIES, INC.
                       2/29/16            1,000-           32.6141
                       2/29/16            1,237            32.6025
                       2/24/16            1,800            32.2362
                       2/23/16            5,100            32.3109
                       2/12/16            2,500            32.0500
                       2/12/16            7,900-           32.3330
                       2/11/16            1,365-           32.1500
                       2/11/16            8,200            31.9765
                       2/10/16            1,500-           32.2592
                       2/09/16            7,000-           31.8083
                       2/09/16            7,000            31.4992
                       2/05/16            4,200            31.7355
                       2/05/16            1,000-           31.8364
                       2/04/16            2,800            31.8364
                       2/03/16            7,200-           31.9378
                       2/03/16            7,200            31.6609
                       2/02/16            7,500            31.8597
                       2/02/16            1,000-           31.9561
                       1/28/16            4,600-           31.6530
                       1/27/16           11,800            31.0166
                       1/25/16            2,400            31.0659
                       1/22/16            2,100            31.1588
                       1/22/16            2,100-           31.4054
                       1/21/16              800            31.0448
                       1/21/16            3,100-           31.4512
                       1/20/16           14,700-           31.2776
                       1/20/16           11,500            30.7944
                       1/19/16            4,600-           31.3576
                       1/15/16            6,600            30.8096
                       1/14/16            2,500            30.8167
                       1/14/16            4,000-           31.3345
                       1/13/16            4,400            30.9371
                       1/11/16            1,600            30.5695
                       1/08/16           11,600            31.1687
             GABELLI ASSOCIATES LIMITED II E
                       2/29/16            2,400            32.6025
                       2/24/16              700            32.2362
                       2/23/16            1,900            32.3109
                       2/12/16            2,000-           32.3330
                       2/11/16            3,400            31.9765
                       2/11/16              800-           32.1500
                       2/10/16              500-           32.2592
                       2/09/16            2,500-           31.8083
                       2/09/16            2,500            31.4992
                       2/05/16            1,600            31.7355
                       2/05/16              700-           31.8364
                       2/04/16            1,300            31.8364
                       2/03/16            2,700-           31.9378
                       2/03/16            2,700            31.6609
                       2/02/16            2,200            31.8597
                       2/02/16              700-           31.9561
                       1/29/16            4,300            31.7424
                       1/28/16            1,700-           31.6530
                       1/27/16            4,200            31.0166
                       1/25/16              900            31.0659
                       1/22/16            2,200            31.1588
                       1/22/16            2,200-           31.4054
                       1/21/16            1,100-           31.4512
                       1/21/16              400            31.0448
                       1/20/16            4,000            30.7944
                       1/20/16            5,200-           31.2776
                       1/19/16            1,600-           31.3576
                       1/15/16            2,300            30.8096
                       1/14/16              900            30.8167
                       1/14/16            1,400-           31.3345
                       1/13/16            1,500            30.9371
                       1/11/16              700            30.5695
                       1/08/16            4,000            31.1687
             GABELLI ASSOCIATES LIMITED
                       2/29/16            5,000            32.6025
                       2/24/16            1,600            32.2362
                       2/23/16            4,100            32.3109
                       2/12/16            4,700-           32.3330
                       2/11/16            1,300-           32.1500
                       2/11/16            7,000            31.9765
                       2/10/16            1,200-           32.2592
                       2/09/16            5,500-           31.8083
                       2/09/16            5,500            31.4992
                       2/05/16            3,700            31.7355
                       2/05/16              800-           31.8364
                       2/04/16            2,300            31.8364
                       2/03/16            6,100            31.6609
                       2/03/16            6,100-           31.9378
                       2/02/16            4,000            31.8597
                       2/02/16              800-           31.9561
                       1/29/16           10,000            31.7424
                       1/28/16            3,700-           31.6530
                       1/27/16            9,700            31.0166
                       1/25/16            1,800            31.0659
                       1/22/16            2,200-           31.4054
                       1/22/16            2,200            31.1588
                       1/21/16              800            31.0448
                       1/21/16            2,500-           31.4512
                       1/20/16           11,900-           31.2776
                       1/20/16            9,200            30.7944
                       1/19/16            3,700-           31.3576
                       1/15/16            5,500            30.8096
                       1/14/16            3,200-           31.3345
                       1/14/16            1,900            30.8167
                       1/13/16            3,700            30.9371
                       1/11/16            1,400            30.5695
                       1/08/16            9,100            31.1687
             GABELLI ASSOCIATES FUND II
                       2/29/16              600            32.6025
                       2/24/16            1,100            32.2362
                       2/23/16            2,800            32.3109
                       2/12/16            2,300-           32.3330
                       2/11/16            3,100            31.9765
                       2/10/16              600-           32.2592
                       2/05/16            2,200            31.7355
                       2/04/16            1,600            31.8364
                       2/02/16              400            31.8597
                       1/28/16            2,600-           31.6530
                       1/27/16            6,800            31.0166
                       1/25/16            1,200            31.0659
                       1/21/16            1,100-           31.4512
                       1/20/16            1,900-           31.2776
                       1/19/16            2,600-           31.3576
                       1/15/16            3,800            30.8096
                       1/14/16              900-           31.3345
                       1/13/16              400            30.9371
             GABELLI ASSOCIATES FUND
                       2/29/16            5,900            32.6025
                       2/24/16            2,400            32.2362
                       2/23/16            5,600            32.3109
                       2/12/16            5,000-           32.3330
                       2/11/16            6,600            31.9765
                       2/10/16            1,400-           32.2592
                       2/05/16            4,600            31.7355
                       2/04/16            3,800            31.8364
                       2/02/16            5,700            31.8597
                       1/28/16            5,200-           31.6530
                       1/27/16           13,981            31.0166
                       1/25/16            2,700            31.0659
                       1/21/16            2,600-           31.4512
                       1/20/16            3,700-           31.2776
                       1/19/16            5,400-           31.3576
                       1/15/16            7,900            30.8096
                       1/14/16            1,700-           31.3345
                       1/13/16            5,500            30.9371
                       1/11/16            2,150            30.5695
                       1/08/16           14,000            31.1687
          MJG ASSOCIATES, INC.
             GABELLI FUND, LDC
                       2/22/16              700-           32.5707
                       1/11/16              200            31.0200
                       1/08/16            1,000            31.1895
                       1/08/16            1,000            31.5100
          GGCP, INC.
                       2/29/16           12,000-           32.5908
          GABELLI FUNDS, LLC.
             THE GABELLI SRI GREEN FUND INC
                       1/28/16            5,000-           31.7696
                       1/15/16            5,000-           30.8232
             GABELLI UTILITIES FUND
                       3/03/16           20,000-           33.2064
                       3/01/16           15,000-           32.7180
                       2/29/16           16,000-           32.6336
                       2/01/16           40,600-           31.9818
                       1/29/16           41,400-           31.7805
                       1/28/16           52,000-           31.5873
                       1/27/16           49,000-           31.1677
                       1/26/16           41,000-           31.3576
                       1/25/16           25,000-           31.2007
                       1/22/16            6,000-           31.4800
                       1/22/16            3,000            31.4800
                       1/21/16           26,000-           31.4352
                       1/21/16           12,000-           31.5852
                       1/19/16           18,000-           31.1343
                       1/19/16            6,000-           31.4358
                       1/15/16           40,000-           30.8858
                       1/14/16           10,000-           30.9700
                       1/11/16          280,000            30.8452
                       1/11/16          420,000-           30.8452
             GABELLI GLOBAL TELECOMMUNICATIONS FUND
                       3/04/16            2,000-           33.3586
                       2/17/16            1,000-           32.8761
                       1/29/16            2,000-           31.7805
                       1/28/16            2,000-           31.4500
                       1/20/16            2,000-           30.8000
                       1/20/16            2,000-           31.4333
                       1/20/16            4,000-           31.3100
             GABELLI SMALL CAP GROWTH FUND
                       2/25/16           25,000-           32.4301
                       2/16/16            5,068-           32.5888
             GABELLI MULTIMEDIA TRUST INC.
                       2/23/16           16,000-           32.4359
                       1/08/16            4,000-           31.4000
             GABELLI GLOBAL SMALL AND MIDCAP VALUE TRUST
                       2/18/16            1,000            32.5800
                       1/29/16            2,000            31.7750
                       1/22/16            2,000            31.2800
                       1/19/16            1,000            31.2000
             GLOBAL RISING INCOME DIVIDEND
                       2/25/16            6,000-           32.4278
             GABELLI DIVIDEND & INCOME TRUST
                       2/16/16            9,000-           32.5317
                       2/10/16            5,000-           31.9018
                       2/08/16            5,000-           31.7696
                       1/28/16           10,000-           31.6148
             GABELLI ASSET FUND
                       3/04/16           10,000-           33.2920
                       3/04/16            3,000-           33.3000
                       3/02/16            4,000-           32.7021
                       2/29/16            7,000-           32.6412
                       2/26/16            7,000-           32.6539
                       2/17/16           10,000-           32.6538
                       2/17/16            1,500-           32.8867
                       2/10/16           11,500-           32.0995
                       2/05/16            8,000-           31.7461
                       1/25/16            5,000            31.2007
                       1/25/16           10,000-           31.2007
                       1/20/16            7,000-           31.4333
                       1/20/16           33,000-           31.3100
                       1/19/16            7,000-           31.4358
                       1/19/16           20,000-           31.1003
                       1/19/16           20,000-           31.1667
                       1/14/16           30,000-           31.1849
                       1/13/16          186,000-           31.0630
                       1/13/16           93,000            31.0630
                       1/12/16           69,500-           31.1647
                       1/12/16            2,000-           30.9900
                       1/11/16            4,000-           31.0888
                       1/08/16          204,000-           31.4619
             GABELLI ENTERPRISE M&A FUND
                       1/11/16            4,000            30.9600
             GABELLI CAPITAL ASSET FUND
                       2/22/16           10,600-           32.5310
                       2/16/16              500-           32.5000
                       2/16/16            3,200-           32.5888
                       2/11/16            4,000-           32.0318
                       2/10/16            1,800-           32.1464
                       2/05/16            4,000-           31.7744
                       2/01/16            1,000-           31.8250
                       1/26/16            1,000-           31.4250
                       1/25/16            4,000            31.2007
                       1/25/16            8,000-           31.2007
                       1/20/16            2,000-           31.4333
                       1/20/16            1,203-           31.0700
                       1/19/16              797-           31.4358
                       1/19/16            5,000-           31.1200
             GAMCO MERGER ARBITRAGE
                       2/29/16              400            32.6025
                       2/24/16            1,600            32.2362
                       2/23/16            4,500            32.3109
                       2/12/16            5,200-           32.3330
                       2/10/16            4,000-           32.2592
                       2/05/16            3,400            31.7355
                       2/04/16            2,100            31.8364
                       2/02/16            1,400            31.8597
                       1/29/16           10,700            31.7424
                       1/28/16            4,200-           31.6530
                       1/27/16            9,400            31.0166
                       1/25/16            1,900            31.0659
                       1/21/16              900-           31.4512
                       1/20/16            2,700-           31.2776
                       1/19/16            3,700-           31.3576
                       1/15/16            4,200            30.8096
                       1/14/16            2,900-           31.3345
                       1/14/16            1,700            30.8167
                       1/13/16            3,200            30.9371
                       1/11/16            1,300            30.5695
                       1/08/16            4,600            31.1687
             GABELLI ABC FUND
                       2/25/16           30,000-           32.4276
                       2/25/16           15,000            32.4276
                       1/21/16            5,000            31.4328

(1) UNLESS OTHERWISE INDICATED, ALL TRANSACTIONS WERE EFFECTED
    ON THE NYSE.

(2) PRICE EXCLUDES COMMISSION.

(*) RESULTS IN CHANGE OF DISPOSITIVE POWER AND BENEFICIAL OWNERSHIP.